SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
of The Securities Exchange Act of 1934

SUSA REGISTERED FUND, L.L.C.
(Name of Issuer)

SUSA REGISTERED FUND, L.L.C.
(Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
 (CUSIP Number of Class of Securities)

Graeme White
Susa Registered Fund, L.L.C.
 c/o BNY Mellon Alternative Investment Services
4400 Computer Drive
Westborough, Massachusetts 01581
(866) 270-1948

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Kenneth S. Gerstein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
 (212) 756-2000

June 24, 2016
(Date Tender Offer First Published,
 Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$13,600,000 (a)	Amount of Filing Fee:	$1370.00 (b)

(a)	Calculated as the aggregate maximum purchase price for Interests.

(b)	Calculated at $100.70 per $1,000,000 of Transaction Valuation.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

ITEM 1.	SUMMARY TERM SHEET.

As stated in the offering documents of Susa Registered Fund, L.L.C. (the "Fund"), the Fund is offering to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund (each, a "Member" and collectively, the "Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender). The Fund's offer to purchase Interests from Members (the "Offer") will remain open until 12:00 midnight, Eastern Time, on Monday, July 25, 2016, unless the Offer is extended.

The net asset value of the Interests will be calculated for this purpose on September 30, 2016 (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for its fiscal year ending December 31, 2016, which the Fund expects will be completed by the end of February 2017, and the audited net asset value will be used to determine the final amount paid for tendered Interests.

Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. If a Member tenders its entire Interest, subject to any extension of the Offer, the Fund will pay the Member in cash and/or marketable securities (valued in accordance with the Fund's Amended and Restated Limited Liability Company Agreement dated as of September 18, 2015 (the "LLC Agreement")) no later than October 10, 2016, at least 95% of the unaudited net asset value of the Member's Interest tendered and accepted by the Fund based on the Fund's calculation of the net asset value as of September 30, 2016 (or, if the Offer is extended, the net asset value as of the new Valuation Date), less any incentive allocation payable to Susa Fund Management LLP, the investment adviser of the Fund (the "Adviser") (or any affiliate designated by the Adviser) on September 30, 2016, if any. The Fund will owe the Member the balance, for which it will give the Member a promissory note (the "Note") that will be held in the Member's brokerage account through which the Member invested in the Fund.

A repurchase fee equal to 2.0% of the value of the Interests repurchased, which is retained by the Fund, will apply if the date as of which the Interests are to be valued for purposes of repurchase is less than one year following the date of a Member's initial investment in the Fund. If applicable, the repurchase fee will be deducted before payment of the proceeds of a repurchase.

A Member that tenders for purchase only a portion of such Member's Interest will be required to maintain a capital account balance equal to the greater of: (i) the current minimum initial investment requirement imposed by the Fund, net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the Member on the Valuation Date of the Offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. In the case of a partial tender of an Interest, the Fund will pay the full estimated net asset value of the portion of the Interest tendered in cash and/or marketable securities no later than October 10, 2016, subject to any extension of the Offer. If a Member tenders an amount less than its entire Interest, the Fund reserves the right to purchase less than the amount tendered by a Member if the purchase would cause the Member's capital account in the Fund to have a value less than the required minimum balance. The Fund will make payment for the Interests it purchases from one or more of the following sources: cash on hand, the proceeds from the sale of and/or delivery of portfolio securities held by the Fund or by borrowings (which the Fund does not intend to do).

Following this summary is a formal notice of the Offer. The Offer remains open to Members until 12:00 midnight, Eastern Time, on Monday, July 25, 2016, the expected expiration date of the Offer. Until that time, Members have the right to withdraw the tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after Monday, August 22, 2016, 40 business days from the commencement of the Offer, assuming their Interests have not yet been accepted for purchase by the Fund.

If a Member would like the Fund to purchase its Interest or a portion of its Interest, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to BNY Mellon Alternative Investment Services ("BNYM"), Attn: Investor Services at 400 Bellevue Parkway, 2nd Floor, Mailstop 19C-0204, Wilmington, Delaware 19809, or (ii) fax it to BNYM at (508) 599-4170, so that it is received before 12:00 midnight, Eastern Time, on Monday, July 25, 2016. If you send in your tender document by fax, you must call BNYM at (866) 270-1948 prior to July 25, 2016 to confirm receipt.

Of course, the value of the Interests will change between May 31, 2016 (the last date prior to the commencement of the Offer as of which net asset value was calculated) and September 30, 2016, the date as of which the value of Interests tendered to the Fund will be determined for purposes of calculating the purchase price for Interests. Even if a Member tenders its Interest and it is purchased by the Fund promptly after the Offer expires, the value of the Investor's investment in the Fund will continue to be affected by the investment results of the Fund until the date as of which tendered Interests are valued. Members may obtain the estimated net asset value of their Interests, which the Fund calculates weekly until the expiration date of the Offer and daily for the last five business days of the Offer, by contacting BNYM at (866) 270-1948 or at the address set forth above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as each Member has the right to withdraw the tender of an Interest, the Fund has the right to cancel, amend, postpone or extend this Offer at any time up to and including the acceptance of tenders pursuant to the Offer. Also realize that although the Offer expires at 12:00 midnight, Eastern Time, on Monday, July 25, 2016, a Member that tenders its Interest will remain a Member with respect to the Interest tendered and accepted for purchase by the Fund through September 30, 2016, when the net asset value of the Member's Interest is calculated.

ITEM 2.	ISSUER INFORMATION.

(a)  The name of the issuer is Susa Registered Fund, L.L.C. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 4400 Computer Drive, Westborough, Massachusetts 01581 and the telephone number is (866) 270-1948.

(b)  The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund. (As used herein, the term "Interest" or "Interests" as the context requires, refers to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer or the limited liability company interests in the Fund or portions thereof that are tendered by the Members pursuant to the Offer.) As of the close of business on May 31, 2016, there was approximately $54.4 million outstanding in capital of the Fund, represented by Interests. Subject to the conditions set forth in the Offer, the Fund will purchase up to $13.6 million of Interests that are tendered by Members and not withdrawn as described in ITEM 1, subject to any extension of the Offer.

(c)  Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the LLC Agreement.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)  The name of the filing person is Susa Registered Fund, L.L.C. The principal executive office of the Fund is located at 4400 Computer Drive, Westborough, Massachusetts 01581 and the telephone number is (866) 270-1948. The investment adviser of the Fund is Susa Fund Management LLP. The principal executive office of the Adviser is located at 19 Berkeley Street, London W1J 8ED, England and its telephone number is +44-20-7399-0960. The Fund's managers (the "Managers" or the "Board of Managers" as the context requires) are Graeme White, George C. Guynn, John Masterson and William Vanover. Their address is c/o Susa Registered Fund, L.L.C., 4400 Computer Drive, Westborough, Massachusetts 01581 and their telephone number is (866) 270-1948.

ITEM 4.	TERMS OF THIS TENDER OFFER.

(a)  (1)  (i)  Subject to the conditions set forth in the Offer, the Fund will purchase up to $13.6 million of Interests that are tendered by Members and not withdrawn as described in ITEM 1. The initial expiration date of the Offer is 12:00 midnight, Eastern Time, Monday, July 25, 2016 (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

(ii)  The purchase price of Interests tendered to the Fund for purchase will be their net asset value as of the Valuation Date if the Offer expires on the Initial Expiration Date, and otherwise, the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

For a Member that tenders its entire Interest, payment of the purchase price will consist of: (a) cash and/or marketable securities (valued in accordance with the LLC Agreement) in an aggregate amount equal to at least 95% of the unaudited net asset value of Interests tendered and accepted by the Fund, determined as of the Valuation Date payable within ten calendar days after the Valuation Date (the "95% Cash Payment"); and (b) a Note entitling the holder thereof to a contingent payment equal to the excess, if any, of (i) the net asset value of the Interests tendered by the Member and accepted by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for calendar year 2016, over (ii) the 95% Cash Payment. The Note will be delivered to the tendering Member in the manner set forth in the Letter of Transmittal, attached as Exhibit C, within ten calendar days after the Valuation Date and will not be transferable.

The Note will be payable in cash within ten calendar days after completion of the audit of the financial statements of the Fund for calendar year 2016. It is anticipated that the audit of the Fund's financial statements for calendar year 2016 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the unaudited net asset value of Interests tendered and accepted for purchase by the Fund. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

A Member that tenders for purchase only a portion of its Interest (subject to maintenance of the required minimum capital account balance described in ITEM 1 above) will receive cash and/or marketable securities in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Fund, determined as of the Valuation Date, payable within ten calendar days after the Valuation Date.

A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Fund to Members that will be sent in connection with the Fund's acceptance of tenders of Interests, are attached hereto as Exhibits A, B, C, D and E, respectively.

(iii)  The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, Monday, July 25, 2016.

(iv)  Not applicable.

(v)  The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of an Interest tendered by any Member will be the net asset value thereof as of the close of business on September 30, 2016, if the Offer expires on the Initial Expiration Date, and otherwise, the net asset value thereof as of such later date as may be specified by the Fund in connection with any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

(vi)  A tender of an Interest may be withdrawn at any time before 12:00 midnight, Eastern Time, Monday, July 25, 2016, and, if such Interest has not then been accepted for purchase by the Fund, at any time after Monday, August 22, 2016, 40 business days from the commencement of the Offer.

(vii)  Members wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal to BNYM, to the attention of Investor Services, at the address set forth on page 2 of the Offer or fax a completed and executed Letter of Transmittal to BNYM, also to the attention of Investor Services, at the fax number set forth on page 2 of the Offer. If you send in your tender document by fax, you must call BNYM at (866) 270-1948 prior to July 25, 2016 to confirm receipt. The completed and executed Letter of Transmittal must be received by BNYM, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to BNYM by certified mail, return receipt requested, or by facsimile transmission.

Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described in (vi) above. To be effective, any notice of withdrawal must be timely received by BNYM at the address or the fax number set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling BNYM at the telephone number set forth on page 2 of the Offer. A tender of an Interest properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of a tendered Interest, the Interest may be tendered again prior to the Expiration Date by following the procedures described above.

(viii)  For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering Member of its election to purchase such Member's Interest.

(ix)  If more than $13.6 million of Interests are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund may, in its sole discretion: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); or (b) amend and extend the Offer to increase the amount of Interests that the Fund is offering to purchase. In the event the amount of Interests duly tendered exceeds the amount of Interests the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Interests, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Interests duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended, canceled or postponed in various other circumstances described in (v) above.

(x)  The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on July 1, 2016 and thereafter from time to time.

(xi)  Not applicable.

(xii)   The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in the Member's Interest. A Member's basis in such Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Member that has its entire Interest purchased by the Fund generally may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

(a)  (2)  Not applicable.

(b)  Not applicable.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

The Fund's Confidential Memorandum, as supplemented (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. In determining whether the Fund should repurchase Interests or portions thereof from Members pursuant to written tenders, the Board of Managers considers the recommendation of the Adviser. The Adviser expects that it will generally recommend to the Board of Managers that the Fund purchase Interests from Members four times each year, effective at the end of March, June, September and December. The Fund has previously offered to purchase Interests from Members as of December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015, March 31, 2016 and June 30, 2016.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Fund and any Manager, the Adviser or any person controlling the Fund or controlling the Adviser; and (ii) any person, with respect to Interests. However, the LLC Agreement provides that the Fund will be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for purchase by the Fund has not been purchased within a period of two years of the request.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)  The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

(b)  Interests that are tendered to the Fund in connection with the Offer will be retired (effective as of the date of their purchase by the Fund), although the Fund may issue Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of July 1, 2016 and on the first day of each month thereafter, but is under no obligation to do so.

(c)  The Fund, the Adviser and the Board of Managers do not have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund), or the disposition of Interests; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Interests to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Sections (6), (7) and (8) of Regulation M-A § 229.1006 (c) are not applicable to the Fund.

Other than acceptance of subscriptions for Interests as of May 1, 2016 and June 1, 2016, there have been no transactions involving the Interests that were effected during the past 60 business days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund or the Adviser or controlling any Manager. The Adviser currently owns approximately $205,534.16 in Interests or 0.38% of outstanding Interests. The Adviser (or any affiliate designated by the Adviser) may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Confidential Memorandum.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)  The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $13.6 million (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

(b)  The Fund, the Adviser and the Board of Managers have not determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Interests, subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members, or from the proceeds of the sale of securities and/or portfolio assets held by the Fund.

(d)  See ITEM 7(b) above.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  The Adviser currently owns approximately $205,534.16 in Interests or 0.38% of outstanding Interests. The Adviser may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Confidential Memorandum.

(b)  Other than the acceptance of subscriptions for Interests as of May 1, 2016 and June 1, 2016, there have been no transactions involving Interests that were effected during the past 60 business days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)  (1)  Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Unaudited financial statements for the semi-annual period ended June 30, 2014, previously filed on EDGAR on Form N-CSR on August 29, 2014; and

Audited financial statements for the fiscal year ended December 31, 2014, previously filed on EDGAR on Form N-CSR on March 9, 2015; and

Unaudited financial statements for the semi-annual period ended June 30, 2015, previously filed on EDGAR on Form N-CSR on September 1, 2015; and

Audited financial statements for the fiscal year ended December 31, 2015, previously filed on EDGAR on Form N-CSR on March 9, 2016.

(2)  The Fund is not required to and does not file quarterly unaudited financial statements under the 1934 Act. The Fund does not have shares, and consequently does not have earnings per share information.

(3)  Not applicable.

(4)  The Fund does not have shares, and consequently does not have book value per share information.

(b)  The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.	ADDITIONAL INFORMATION.

(a)        (1)  None.

(2)  None.

(3)  Not applicable.

(4)  Not applicable.

(5)  None.

(b)        None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer and are incorporated herein by reference:

A.	Cover Letter to the Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Members in Connection with the Fund's Acceptance of Tenders of Interests.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUSA REGISTERED FUND, L.L.C.

By:	/s/ Graeme White
Name: Graeme White
Title: Manager

June 24, 2016

EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to the Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Members in Connection with the Fund's Acceptance of Tenders of Interests.